DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
[redacted]549-0402

03005813

DC

No Act
P.E. 12-10-02

January 17, 2003

PROCESSED
FEB 11 2003
THOMSON
FINANCIAL

Act: 1934
Section: 14A-8
Rule:
Public Availability: 1-17-2003

Doreen E. Lilienfeld
Shearman & Sterling
599 Lexington Avenue
New York, NY 10022-6069

Re: Adobe Systems Incorporated
Incoming letter dated December 10, 2002

Dear Ms. Lilienfeld:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to Adobe by the AFSCME Employees Pension Plan. We also have received a letter from the proponent dated January 7, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Gerald W. McEntee
Chairman
American Federation of State,
County and Municipal Employees
1625 L Street, N.W.
Washington, DC 20036

SHEARMAN & STERLING

FAX: 212-848-7179
TELEX: 667290 WUI
www.shearman.com

599 LEXINGTON AVENUE
NEW YORK, N.Y. 10022-6069
212 848-4000

ABU DHABI
BEIJING
DÜSSELDORF
FRANKFURT
HONG KONG
LONDON
MENLO PARK
NEW YORK
PARIS
SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D.C.

WRITER'S DIRECT NUMBER:

December 10, 2002

SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF CHIEF COUNSEL
450 FIFTH STREET, N.W.
JUDICIARY PLAZA
WASHINGTON, D.C. 20549

Re: Stockholder Proposal for Inclusion in Adobe Systems Incorporated 2003 Annual Proxy Statement

Ladies and Gentlemen:

On behalf of our client, Adobe Systems Incorporated, a Delaware corporation (the "Company" or "Adobe"), and in accordance with Rule 14a-8(d) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we hereby file six copies of the Proposal (as defined below) submitted for inclusion in the Company's proxy statement for its 2003 Annual Meeting of Stockholders (the "Proxy Statement"), the Supporting Statement thereto (as defined below), and a copy of this letter. The Company currently expects to hold its 2003 Annual Meeting of Stockholders in April 2003 and to distribute the Proxy Statement on or about March 7, 2003.

By letter dated November 1, 2002, the American Federation of State, County and Municipal Employees ("AFSCME") submitted a proposal (the "Proposal"), together with a supporting statement (the "Supporting Statement"), to the Company for inclusion in the Proxy Statement. The Proposal, with its Supporting Statement, is attached hereto as Exhibit A. The Proposal states:

RESOLVED, that stockholders of [Adobe] urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives of Adobe retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe, and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75%. The policy should address the permissibility of transactions which do not constitute outright sales, such as hedging transactions, but which reduce the risk of loss to the executive.

After careful consideration, the Company intends to omit the Proposal and the Supporting Statement from its Proxy Statement. It is the Company's view that the Proposal and Supporting Statement may be properly omitted for the following, separately sufficient, reasons:

1. The Proposal, if implemented, would cause the Company to violate state law to which it is subject and is beyond the power and authority of the Company to lawfully effectuate; therefore, the Proposal may be omitted in accordance with Rules 14a-8(i)(2) and 14a-8(i)(6); and

2. Portions of the Supporting Statement are false and/or misleading with respect to material facts, and omit to state material facts necessary in order to make the Supporting Statement not false or misleading, and may be omitted in accordance with Rule 14a-8(i)(3).

I. Under Rules 14a-8(i)(2) and 14a-8(i)(6), the Proposal may be omitted because, if implemented, it would cause the company to violate state law to which it is subject and is beyond the power of the Company to lawfully effectuate.

The proposal, if implemented, would cause the Company to breach its stock option agreement with each senior executive option grantee. The Company's Amended 1994 Stock Option Plan (the "1994 Plan") states "no amendment may adversely effect any then outstanding Option or any unexercised portion thereof without the consent of the Optionee...." To the extent that the Proposal requires the Company, unilaterally, to adversely effect any outstanding option or any exercised option by restricting the resale of the securities underlying such options, it requires the Company to breach its obligations under the 1994 Plan. To the extent the Proposal may be interpreted as requiring the Company to violate terms of existing option agreements, it also requires the Company to violate state law and therefore may be omitted under Rule 14a-8(i)(2). Safety 1st, Inc. (Feb. 2, 1998).

The Division has also recognized that shareholder proposals requiring a company to breach existing obligations may be omitted pursuant to Rule 14a-8(i)(6), as such proposals deal with matters beyond the company's power to effectuate. Safety 1st, Inc. (Feb. 2, 1998).

II. Under Rule 14a-8(i)(3), the Supporting Statement may be omitted because it is misleading as it omits material facts.

The Supporting Statement contains numerous statements that are false and/or misleading in violation of Rule 14a-9, which justifies its omission in its entirety under Rule 14a-8(i)(3). If the Supporting Statement is not omitted in its entirety, the Company believes that portions of it may be omitted pursuant to Rule 14a-8(i)(3).

Rule 14a-8(i)(3) provides that if a supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, it may be omitted. Rule 14a-9 prohibits solicitations that omit any material fact necessary in order to make the statements not false or misleading. The Supporting Statement is misleading because it fails to provide all of the information necessary to enable the stockholders reading the Supporting Statement to consider its validity, including the following:

A. First paragraph of the Supporting Statement

"In fiscal year 2001, CEO Bruce Chizen received cash compensation of $1,161,610, while the stock options he received were valued at $11,060,554 or $26,491,949, depending on the return assumptions." This statement is misleading and properly excludable. The options were not "valued." Rather, the figures reflect *potential future* values based on return assumptions mandated by the Commission and contained in the Company's prior proxy statement. The Supporting Statement's presentation suggests a minimum value of $11,060,554, which is misleading. The Supporting Statement is further misleading by failing to note that the options were granted at fair market value.

"Institutional Shareholder Services calculated that the potential voting power dilution resulting from Adobe's equity compensation plans stands at 36.3%, well above the 20% peer group median." This statement is properly excludable because it fails to provide factual support in the form of a citation to a specific study and publication date. The Boeing Co. (Mar. 2, 2002). This statement is also properly excludable because it is false and misleading. The statement is false because according to an Institutional Shareholder Services report dated March 19, 2002, the potential voting power dilution is 22.6%, not 36.4%. However, even the correct 22.6% figure is misleading because it combines executive officer and non-executive officer options. Non-executive officer options would be unaffected by the proposal. Finally, the statement is misleading because the Supporting Statement fails to articulate any connection between potential dilution and the Proposal.

B. Second and third paragraphs of the Supporting Statement

These paragraphs should be omitted in their entirety because they misleadingly suggest that current equity compensation programs for Company executives reflect a lack of alignment of interests between executives and stockholders. The Company believes that the current equity compensation programs, including those that grant stock options, closely align its executive's interests with those of its stockholders and provide a major incentive to executives in building stockholder value. The Supporting Statement fails to either articulate how the current equity compensation programs are unsuccessful at aligning executive and stockholder interests or how the Proposal would further align executive and stockholder interests.

C. Fifth paragraph of the Supporting Statement

"Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders." This statement is properly excludable because it inappropriately and misleadingly casts an opinion as a statement of fact. See Micron Technology, Inc. (Sept. 10, 2001); Sysco Corp. (Aug. 10, 2001).

"A recent report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby 'may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions.'" This statement is properly excludable because it fails to provide factual support in the form of a citation to a specific study and publication date. The Boeing Co. (Mar. 2, 2002).

* * * * *

Conclusion

By copy of this letter, AFSCME is being notified that for the reasons set forth herein the Company intends to omit the Proposal, and the Supporting Statement thereto, from its Proxy Statement. As previously stated, we request that the Commission confirm that it will not recommend any enforcement action if the Company omits the Proposal from its Proxy Statement. We would appreciate an opportunity to confer with the Commission concerning these matters prior to the issuance of your response. If you need any additional information, please call the undersigned.

Sincerely,

D. Lilienfeld /RL

Doreen E. Lilienfeld
SHEARMAN & STERLING
599 Lexington Avenue
New York, NY 10022
212-848-8000

Enclosures

Exhibit A

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

November 1, 2002

Via Facsimile and Overnight Mail

Adobe Systems, Inc.
345 Park Avenue
San Jose, CA 95110-2704
Attention: Corporate Secretary

Dear Sir or Madam:

On behalf of the AFSCME Employees Pension Plan (the "Plan"), I write to give notice that pursuant to the 2002 proxy statement of Adobe Systems, Inc. (the "Company"), the Plan intends to present the attached proposal (the "Proposal") at the 2003 annual meeting of shareholders (the "Annual Meeting"). The Plan is the beneficial owner of 2,747 shares of voting common stock (the "Shares") of the Company, and has held the Shares for over one year. In addition, the Plan intends to hold the Shares through the date on which the Annual Meeting is held.

The Proposal and Proof of Ownership is attached. I represent that the Plan or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Plan has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Michael Zucker at 202-429-5024.

Sincerely,

GERALD W. McENTEE
Chairman

GWMcE:mzk

Attachment

RESOLVED, that stockholders of Adobe Systems, Inc. ("Adobe") urge the Executive Compensation Committee of the Board of Directors (the "Committee") to adopt a policy requiring that senior executives of Adobe retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe, and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders. The Committee should define "significant" (and provide for exceptions in extraordinary circumstances) by taking into account the needs and constraints of Adobe and its senior executives; however, the stockholders recommend that the Committee not adopt a percentage lower than 75%. The policy should address the permissibility of transactions which do not constitute outright sales, such as hedging transactions, but which reduce the risk of loss to the executive.

SUPPORTING STATEMENT

Equity-based compensation makes up a substantial portion of senior executive compensation at Adobe. In fiscal year 2001, CEO Bruce Chizen received cash compensation of $1,161,610, while the stock options he received were valued at $11,060,554 or $26,491,949, depending on the return assumption. In 1999 and 2000, he received, in the aggregate, options to buy 1,726,000 shares. Since 1996, Mr. Chizen has been awarded 116,750 shares of restricted stock. Institutional Shareholder Services calculated that the potential voting power dilution resulting from Adobe's equity compensation plans stands at 36.3%, well above the 20% peer group median.

Adobe claims that equity-based compensation promotes alignment between executive and stockholder interests. In the 2002 proxy statement, the Executive Compensation Committee report stated, "The Committee believes that [equity] forms of compensation closely align the officers' interests with those of stockholders and provide a major incentive to officers in building stockholder value."

Unfortunately, Adobe's generous equity compensation programs have not translated into significant levels of stock ownership. Adobe's most recent proxy statement disclosed that Mr. Chizen only owned 11,638 shares outright. According to insider transactions reports, in April 2002, he exercised options to buy 150,000 shares and sold them all on the same day. Similar transactions in 2000 and 2001 were also reported. We believe that alignment benefits are not being realized.

As long-term stockholders, we believe it's critical for compensation programs to incentivize executives to manage for the company's long-term interests. Recent events have, we think, shown the dangers of a short-term mentality in which executives extract value through equity-based compensation, then cash out before the effects of their mismanagement become apparent to other shareholders.

Requiring senior executives to hold a significant portion of shares obtained through compensation plans would focus them on Adobe's long-term success and would help align their interests with those of Adobe's stockholders. A recent report by a commission of The Conference Board endorsed the idea of such a requirement, stating that the long-term focus promoted thereby "may help prevent companies from artificially propping up stock prices over the short-term to cash out options and making other potentially negative short-term decisions."

We urge stockholders to vote FOR this proposal.

STATE STREET.
For Everything You Invest In™

Kevin Yakimowsky
Client Service Officer
Specialized Trust Services
200 Newport Ave.
JQB7N
Quincy, MA 02171
Telephone: (617) 985-7712
Facsimile: (617) 537-5410
kyakimowsky@statestreet.com

October 7, 2002

Charles Jurgonis
A.F.S.C.M.E. Pension Plan
1625 L Street N.W.
Washington, D.C. 20036

Re: Shareholder Proposal Record Letter **ADOBE SYSTEMS** (00724F101)

Dear Mr. Jurgonis:

This is to confirm that according to the records of State Street Bank & Trust Co., the AFSCME Employees Pension Plan is currently the beneficial owner of **2,747 shares** of **ADOBE SYSTEMS** stock, valued at $2000 or more, and has held at least that amount on a continuous basis since **October 7, 2001.** The AFSCME Employees Pension Plan has held shares valued at $2,000 or more of **ADOBE SYSTEMS** stock on a continuous basis since **October 7, 2001.**

Sincerely,

Kevin Yakimowsky

American Federation of State, County and Municipal Employees
1625 L Street, N.W. Washington, D.C. 20036
EMPLOYEES PENSION PLAN

DELIVERED BY HAND

Pension Committee
GERALD W. McENTEE
WILLIAM LUCY
EDWARD J. KELLER
KATHY J. SACKMAN
HENRY C. SCHEFF

January 7, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, NW
Washington, DC 20549

Regarding: **Shareholder proposal of AFSCME Employees Pension Plan; no-action request by Adobe Systems Incorporated**

Dear Sir/Madam:

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the AFSCME Employees Pension Plan (the "Plan") submitted to Adobe Systems Incorporated ("Adobe" or the "Company") a shareholder proposal (the "Proposal") requesting that the Executive Compensation Committee of Adobe's Board of Directors (the "Committee") adopt a policy requiring that senior executives retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe and to report to stockholders regarding the policy before Adobe's 2004 annual meeting of stockholders.

In a letter to the Commission dated December 10, 2002, Adobe stated that it intends to omit the Proposal from its proxy materials being prepared for the 2003 annual meeting of shareholders. Adobe argues that the Proposal is excludable pursuant to Rule 14a-8(i)(2) and (i)(6) because it would cause Adobe to breach its contractual obligations. Adobe also contends that all or some portion of the Proposal's supporting statement may be omitted because it is false or misleading in violation of Rule 14a-8(i)(3).

Violation of State Law/Beyond Company's Power to Effectuate

Rule 14a-8(i)(2) permits exclusion of any proposal that "would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement" it. Adobe claims that the Proposal would cause it to violate state law--and thus is beyond its power to implement--"[t]o the extent that the Proposal requires the Company, unilaterally, to adversely effect [sic] any outstanding option or any exercised option by restricting the resale of the securities underlying such options" or "[t]o the extent the Proposal may be interpreted as requiring the

Adobe has failed to meet its burden of showing that implementation of the Proposal could possibly conflict with the terms of the 1994 Stock Option Plan, as amended (the "1994 Plan") or any stock option agreement entered into pursuant to the 1994 Plan. Adobe refers to a section of the 1994 Plan providing that "no amendment may adversely affect any then outstanding Option or any unexercised portion thereof without the consent of the Optionee ..." That provision, however, refers to an amendment to or termination of the 1994 Plan itself. The Proposal does not ask Adobe to amend or terminate the 1994 Plan, nor does Adobe explain why implementation of the Proposal would require such an action.

Similarly, Adobe contends that the Proposal "may be interpreted" as requiring Adobe to violate the terms of existing stock option agreements but does not provide a form of such agreement or describe the provision that could be violated by a policy like the one sought by the Proposal. (Adobe did not include the form of stock option agreement, an exhibit to the 1994 Plan, when it filed the 1994 Plan as an exhibit to its S-8 on May 30, 1997.)

Adobe's argument appears to be premised on the notion that a policy regarding senior executive retention of shares would necessarily work by restricting an executive's ability to sell particular shares acquired upon exercise of options. Such a reading of the Proposal is too narrow. Although such restrictions on sale could be one mechanism used in effecting a retention policy—indeed, other companies impose exactly these kinds of restrictions—the Proposal does not mandate their use.

The Proposal, which is non-binding, is drafted to give the Committee significant discretion in deciding how to develop and implement the retention policy. The Committee could, for example, elect to use sale restrictions on particular shares but choose to phase in their use by applying them only to new option grants, thus sidestepping the concerns raised by Adobe. Or, the Committee could instead decide to impose an overall percentage test: if the Committee set the percentage at 75%, for example, an executive who holds 200,000 shares acquired through equity compensation programs on the first reporting date and acquires 40,000 shares before the next reporting date by exercising options would need to show that he continued to hold 180,000 shares (75% of 240,000). Such an arrangement would leave the executive free to sell all of the newly acquired shares, plus some of the shares previously held.

The Proposal's flexibility in this regard—and the ability it gives the Committee to fashion and implement a policy that will not cause Adobe to breach any contractual obligation—contrasts sharply with the proposal at issue in the Safety 1st letter[1] cited by Adobe. In Safety 1st, the proposal required the company to reverse a stock option repricing that had already occurred and been memorialized in stock option agreements with optionholders. It was undisputed that by unilaterally changing the exercise price, Safety 1st would be breaching those agreements. For that reason, the SEC staff permitted Safety 1st to exclude the proposal unless the proponent revised the proposal to apply only to future option grants. Here, by contrast, the Proposal does not require Adobe to breach any existing option agreement or violate the terms of the 1994 Plan. Accordingly, Adobe should not be permitted to exclude the Proposal in reliance on Rule 14a-8(i)(2) or (i)(6).

---

1 Safety 1st, Inc. (available Feb. 2, 1998).

Materially False or Misleading Statements

Rule 14a-8(i)(3) allows a company to exclude a proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Adobe characterizes several portions of the Proposal's supporting statement as false or misleading and thus excludable.

First, Adobe points to a discussion of the value of options awarded to CEO Bruce Chizen in 2001, objecting that the figures provided in Adobe's proxy statement were "potential future" values rather than simply values. Although the Plan believes that it has accurately described Adobe's disclosure on this point, the Plan would be willing to change "were valued at" to "had a potential future value of" if the Staff believes the change would be helpful for Adobe's stockholders. The Plan does not believe, however, as Adobe urges, that it is false or misleading not to state that the exercise price of the options were equal to the market price on the grant date. The exercise price of nearly all options granted by American corporations are set at the grant date market price; there is nothing special about this feature of Mr. Chizen's award, and shareholders would assume that the options were granted at market unless they were informed otherwise.

Second, Adobe is correct that the supporting statement misstates the total voting power dilution figure calculated by Institutional Shareholder Services. The 36.3% figure in the supporting statement was provided by the Investor Responsibility Research Center. Because there is a significant discrepancy between that figure and ISS's figure of 22.56%, the reason for which the Plan has been unable to determine, the Plan agrees that the entire sentence should be deleted.

Third, Adobe urges that the second and third paragraphs of the supporting statement, which discuss the importance of aligning executive and shareholder interests and the fact that Adobe's equity compensation programs have not led to significant ownership by its CEO, should be excluded. Contrary to Adobe's assertion, the supporting statement does in fact articulate in some detail how the current programs have failed to achieve alignment. Despite substantial stock option grants, Mr. Chizen owns only 11,638 shares of Adobe stock outright. This number represents less than 10% of the shares of restricted stock Mr. Chizen has been granted since 1996. On several occasions, he has exercised stock options and sold every single share acquired on the same day. At current stock prices, he owns only about $293,044 worth of Adobe stock, less than one-third of his cash compensation in 2001 alone. The Proposal could not be clearer about how Adobe's equity compensation programs have failed to align senior executives' interests with those of stockholders.

Nor does the Proposal fail, as Adobe claims, to explain how the retention policy urged in the Proposal would better align executive and stockholder interests: By insisting that senior executives hold a significant portion of shares obtained through equity compensation programs while they are employed by Adobe, the Proposal would transform Adobe executives into substantial long-term shareholders, which they currently are not. This is the very essence of alignment.

Finally, the Plan does not object to characterizing the first sentence of the fifth paragraph of the supporting statement as the Plan's opinion, although the Plan believes that recent research convincingly demonstrates that companies whose executives have high levels of outright stock ownership outperform companies whose executives' ownership stakes are smaller or who predominantly hold options. The Plan is also willing to revise the Proposal to state that the Findings and Recommendations of the Conference Board Commission on Public Trust and Private Enterprise were published in 2002.

If you have any questions or need additional information, please do not hesitate to call me at (202) 429-5024.

Sincerely,

Michael R. Zucker
Director
Office of Corporate Affairs

cc: Doreen E. Lilienfeld
Shearman & Sterling
Fax # 646-848-7171

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 17, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Adobe Systems Incorporated
Incoming letter dated December 10, 2002

The proposal urges the board of directors to adopt a policy requiring senior executives to retain a significant percentage of shares acquired through equity compensation programs during their employment with Adobe.

We are unable to conclude that Adobe has met its burden of establishing that the proposal would violate applicable state law. Accordingly, we do not believe that Adobe may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) and 14a-8(i)(6).

We are unable to concur in your view that Adobe may omit the entire supporting statement under rule 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the sentence that begins "Institutional Shareholder Services calculated the potential . . ." and ends ". . . above the 20% peer group median";
- recast the sentence that begins "Unfortunately, Adobe's generous . . ." and ends ". . . levels of stock ownership" as the proponent's opinion;
- recast the sentence that begins "Requiring senior executives to hold . . ." and ends ". . . those of Adobe's stockholders" as the proponent's opinion; and
- provide factual support in the form of a citation to a specific source for the sentence that begins "A recent report by. . ." and ends ". . . making other potentially negative short-term decisions.'"

Accordingly, unless the proponent provides Adobe with a supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Adobe omits only these portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Katherine W. Hsu

Katherine W. Hsu
Attorney-Advisor